EXHIBIT 21

SUBSIDIARIES

As of the date of this filing, the Company has the following subsidiaries:

1.	Corporacion Amermin SA de CV, a Chihuahua, Chih., Mexico company
2.	Tara Minerals Corp., a Nevada corporation
3.	American Metal Mining SA de CV, a Chihuahua, Chih., Mexico company
4.	ADIT Resources Corp., a Nevada corporation
5.	American Copper Mining SA de CV, a Chihuahua, Chih., Mexico company